Exhibit 99.1

Baidu to Hold Extraordinary General Meeting on March 1, 2021

BEIJING, China, January 22, 2021 — Baidu, Inc. (Nasdaq: BIDU) (“Baidu” or the “Company”), a leading Internet platform and AI company, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 11:00 a.m. on March 1, 2021 (Beijing time) at the address of No. 10 Shangdi 10th Street, Haidian District, Beijing, the People’s Republic of China.

A proposal of changing the Company’s authorized share capital by one-to-eighty subdivision of shares (“Share Subdivision”) will be submitted to Baidu’s shareholders to be considered and voted upon at the EGM. Subject to the approval of the Share Subdivision at the EGM, Baidu’s board of directors (the “Board”) has approved a change in the American depositary share (“ADS”) ratio proportionate to the Share Subdivision from ten (10) ADSs representing one (1) Class A ordinary share to one (1) ADS representing eight (8) Class A ordinary shares (the “ADS Ratio Change”), to take effect on March 1, 2021. For Baidu’s ADS holders, the percentage interest in the Company represented by each ADS will not be altered, and the impact on the Company’s per-ADS trading price on Nasdaq is neutral. Holders of ADSs need not take any action in regards to the ADS Ratio Change.

The Board has fixed the close of business on January 28, 2021 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend, the EGM or any adjourned or postponed meeting thereof. Holders of record of the Company’s Class A or Class B ordinary shares, par value US$0.00005 per share, at the close of business on the Record Date are entitled to notice of, and to vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon (the “Depositary”). The notice of the EGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Company’s website at http://ir.baidu.com.

About Baidu

Baidu, Inc. is a leading search engine, knowledge-and-information centered Internet platform and AI company. The Company’s mission is to make the complicated world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com